UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.  )*

Chuy’s Holdings Inc.

(Name of Issuer)

Common Stock, par value $.01

(Title of Class of Securities)

171604101

(CUSIP Number of Class of Securities)

David J. Snyderman

Magnetar Capital LLC

1603 Orrington Ave.

Evanston, Illinois 60201

(847) 905-4400

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

August 22, 2024

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a Statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D and is filing this Schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 171604101	SCHEDULE 13D	Page 2 of 11

1.	NAME OF REPORTING PERSON: Magnetar Financial LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 879,373
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 879,373

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 879,373
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW(11) 5.10%
14.	TYPE OF REPORTING PERSON IA; OO

CUSIP No. 171604101	SCHEDULE 13D	Page 3 of 11

1.	NAME OF REPORTING PERSON: Magnetar Capital Partners LP
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 879,373
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 879,373

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 879,373
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW(11) 5.10%
14.	TYPE OF REPORTING PERSON HC; OO

CUSIP No. 171604101	SCHEDULE 13D	Page 4 of 11

1.	NAME OF REPORTING PERSON: Supernova Management LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 879,373
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 879,373

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 879,373
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW(11) 5.10%
14.	TYPE OF REPORTING PERSON HC; OO

CUSIP No. 171604101	SCHEDULE 13D	Page 4 of 11

1.	NAME OF REPORTING PERSON: David J. Snyderman
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 879,373
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 879,373

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 879,373
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW(11) 5.10%
14.	TYPE OF REPORTING PERSON HC; IN

SCHEDULE 13D

item 1.	security and issuer

This Schedule 13D (this “Statement”) relates to the Common Stock, $0.01 par value (the “Shares”), of CHUY’S HOLDINGS INC., a company incorporated in Delaware (the “Company”). The principal executive offices of the Company is 1623 Toomey Rd, Austin, Texas 78704.

Item 2.	identity and background

(a)     The persons filing this Statement are Magnetar Financial LLC, a Delaware limited liability company (“Magnetar Financial”), Magnetar Capital Partners LP, a Delaware limited partnership (“Magnetar Capital Partners”), Supernova Management LLC, a Delaware limited liability company (“Supernova Management”), and David J. Snyderman (“Mr. Snyderman”) (collectively, the “Reporting Persons”).

This Statement relates to Shares held for the accounts of each of (i)  Magnetar PRA Master Fund Ltd (“PRA Master Fund”); (ii) Magnetar Systematic Multi-Strategy Master Fund Ltd, (“Systematic Master Fund”); (iii) Magnetar Relative Value Master Fund Ltd, (“Relative Value Master Fund”); all Cayman Islands exempted companies and (iv) one Managed Account for the client of Magnetar Asset Management LLC (“the Managed Account”), collectively (the “Funds”).

Magnetar Financial is a Securities and Exchange Commission (“SEC”) registered investment adviser under Section 203 of the Investment Advisers Act of 1940, as amended, and manager of investment funds and managed accounts. Magnetar Financial serves as investment adviser to each of the Funds. In such capacity, Magnetar Financial exercises voting and investment power over the Shares held for the accounts of each of the Funds. Magnetar Capital Partners serves as the sole member and parent holding company of Magnetar Financial. Supernova Management is the general partner of Magnetar Capital Partners. The manager of Supernova Management is Mr. Snyderman.

Magnetar Asset Management LLC (“Magnetar Asset Management”) is an SEC registered investment adviser and an affiliate of Magnetar Financial. Magnetar Capital Partners serves as the sole member and parent holding company of Magnetar Asset Management.

(b)     The business address of each of the Reporting Persons is 1603 Orrington Avenue, 13th Floor, Evanston, Illinois 60201.

(c)     Each of the Funds is a private investment fund; Magnetar Financial is a privately-held SEC registered investment adviser and manager of investment funds and managed accounts; Magnetar Capital Partners is a privately-held limited partnership and serves as the sole member and parent holding company of Magnetar Financial; Supernova Management is a privately-held limited liability company and is the general partner of Magnetar Capital Partners; and Mr. Snyderman is a citizen of the United States of America, manager of Supernova Management and Chief Executive Officer of Magnetar Financial.

(d)     None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)     None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such Reporting Person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)      Magnetar Financial is a Delaware limited liability company. Magnetar Capital Partners is a Delaware limited partnership. Supernova Management is a Delaware limited liability company. Mr. Snyderman is a citizen of the United States of America.

Item 3.	source and amount of funds or other consideration

The aggregate amount of funds used by the Reporting Persons in purchasing the 879,373 Shares reported herein on behalf of the Funds have come directly from the assets of the Funds, which may at any given time, have included margin loans made by brokerage firms in the ordinary course of business. The aggregate amount of funds used by the Reporting Persons in purchasing the Shares on behalf of the Funds was $32,616,572.32 (excluding commissions and other execution-related costs).

In addition, a strategy not related to the passive risk arbitrage strategy purchased 3,145 Shares between July 1, 2024 and July 15, 2024 for a total of $75,491.20. These 3,145 shares were subsequently sold between July 17, 2024 and July 19,2024 for a total of $111,964.40 (excluding commission and other execution-related costs).

ITEM 4.	PURPOSE OF TRANSACTION

The Reporting Persons acquired the 879,373 Shares reported herein on behalf of the Funds after the public announcement of the Merger Agreement (as defined below) for purposes of receiving the merger consideration described below upon consummation of the Merger (as described below).

Each of the Reporting Persons reserves the right to acquire additional securities of the Company in the open market, in privately negotiated transactions, or otherwise, to dispose of all or a portion of the Shares and/or other securities reported in this Statement, or to change their intention with respect to any or all of the matters referred to in this Item 4.

Other than as described above in this Item 4, the Reporting Persons do not have any plans or proposals that relate to, or would result in, any actions or events specified in clauses (a) through (j) of Item 4 to Schedule 13D.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

The Company reported in their Merger Agreement filed August 20, 2024 and 17,230,823 shares were outstanding as of August 9, 2024.

(a)     As of the close of business August 27, 2024, each of the Reporting Persons may have been deemed to have beneficial ownership of 879,373 Shares, which consisted of (i) 612,415 Shares held for the benefit of PRA Master Fund and (ii)  190,827 Shares held for the benefit of Systematic Master Fund, and (iii) 38,538 Shares held for the benefit of Relative Value Master Fund, and (iv) 37,593 Shares held for the benefit of the Managed Account , and all such Shares represented beneficial ownership of approximately 5.10% of the Shares.

(b)     As of the close of business August 27, 2024, each of the Reporting Persons may have been deemed to share the power to vote and direct the disposition of 879,373 Shares, which consisted of (i) 612,415 Shares held for the benefit of PRA Master Fund, (ii) 190,827 Shares held for the benefit of Systematic Master Fund, (iii) 38,538 Shares held for the benefit of Relative Value Master Fund, and (iv) 37,593 Shares held for the benefit of the Managed Account, and all such Shares represented beneficial ownership of approximately 5.10% of the Shares.

(c)     Except as set forth on Schedule A attached hereto and Item 6, the Funds had no transactions in the Shares during the 60 days preceding the date of filing of this Statement. All of the transactions set forth on Schedule A attached hereto were effected in the ordinary course of business of Magnetar Financial for the accounts of each of the Funds. The transactions in the Shares set forth on Schedule A were effected in open market transactions on the NASDAQ and various other trading markets.

As disclosed by the Company in the Preliminary Proxy Statement with the SEC on August 20, 2024:

Merger Agreement

Effects of the Merger on our Common Stock; Merger Consideration

As a result of the merger, each share of our common stock that is issued and outstanding immediately prior to the effective time will be automatically canceled and (other than shares of common stock that are (1) owned or held in treasury by Chuy’s, (2) owned by Parent or Merger Sub (or any of their respective affiliates), or (3) owned by stockholders who have properly exercised appraisal rights for such shares in accordance with Section 262 of the Delaware General Corporate Law, as amended, or “DGCL”) converted into the right to receive $37.50 in cash, without interest, which we refer to as the “merger consideration.”

(d)     No other person is known by the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any Shares that are beneficially owned by the Reporting Persons.

Item 6.	contracts, arrangements, understandings or relationships with respect to the securities of the issuer

Pursuant to Rule 13d-1(k)(1) promulgated under the Securities Exchange Act of 1934, as amended, the Reporting Persons have entered into an agreement with respect to the joint filing of this Statement, and any amendment or amendments hereto.

Except as otherwise described herein, no contracts, arrangements, understandings or similar relationships exist with respect to the securities of the Company among or between the Reporting Persons or any other person or entity.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  August 29, 2024

magnetar financial llc

By:	Magnetar Capital Partners LP, its Sole Member
By:	Supernova Management LLC, its General Partner

By:	/s/ Hayley Stein
Name: Hayley Stein
Title: Attorney-in-fact for David J. Snyderman, Manager of Supernova Management LLC

magnetar capital partners LP

By: Supernova Management LLC, its General Partner

By:	/s/ Hayley Stein
Name: Hayley Stein
Title: Attorney-in-fact for David J. Snyderman, Manager of Supernova Management LLC

supernova management llc

By:	/s/ Hayley Stein
Name: Hayley Stein
Title: Attorney-in-fact for David J. Snyderman, Manager

DAVID J. SNYDERMAN

By:	/s/ Hayley Stein
Name: Hayley Stein
Title: Attorney-in-fact for David J. Snyderman

SCHEDULE A

Funds

Date	Number of Shares Bought	Price Per Share($) (1)(2)
7/19/2024	12,079	37.09232 (3)
7/25/2024	5,642	37.07421 (4)
7/26/2024	28,442	37.04771 (5)
7/29/2024	16,380	37.08217 (6)
7/30/2024	38,149	37.06602 (7)
7/31/2024	30,374	37.08863 (8)
8/1/24	52,879	37.08259 (9)
8/2/24	29,241	37.08147 (10)
8/5/24	76,041	37.02705 (11)
8/6/24	83,341	37.03101 (12)
8/7/24	36,950	37.05881 (13)
8/8/24	40,241	37.06491 (14)
8/9/24	24,250	37.06714 (15)
8/12/24	19,668	37.06655 (16)
8/13/24	20,768	37.11666 (17)
8/14/24	24,604	37.08662 (18)
8/15/24	6,370	37.11840 (19)
8/16/24	15,821	37.13306 (20)
8/19/24	33,036	37.09357 (21)
8/20/24	19,236	37.10561 (22)
8/21/24	167,567	37.13742 (23)
8/22/24	94,636	37.15910 (24)
8/23/24	3,298	37.16948 (25)

(1) Excludes commissions and other execution-related costs.

(2) Upon request by the staff of the Securities and Exchange Commission, full information regarding the number of shares bought or sold (as the case may be) at each separate price will be provided.

(3) Reflects a weighted average purchase price of $37.09232 per share, at prices ranging from $37.08 to $37.10 per share.

(4) Reflects a weighted average purchase price of $37.07421 per share, at prices ranging from $37.05 to $37.10 per share.

(5) Reflects a weighted average purchase price of $37.04771 per share, at prices ranging from $36.94 to $37.10 per share.

(6) Reflects a weighted average purchase price of $37.08217 per share, at prices ranging from $37.01 to $37.10 per share.

(7) Reflects a weighted average purchase price of $37.06602 per share, at prices ranging from $37.00 to $37.10 per share.

(8) Reflects a weighted average purchase price of $37.08863per share, at prices ranging from $37.05 to $37.10 per share.

(9) Reflects a weighted average purchase price of $37.08259 per share, at prices ranging from $37.06 to $37.10 per share.

(10) Reflects a weighted average purchase price of $37.08147 per share, at prices ranging from $36.95 to $37.10 per share.

(11) Reflects a weighted average purchase price of $37.02705 per share, at prices ranging from $36.95 to $37.10 per share.

(12) Reflects a weighted average purchase price of $37.03101 per share, at prices ranging from $36.99 to $37.10 per share.

(13) Reflects a weighted average purchase price of $37.05881 per share, at prices ranging from $37.01 to $37.09 per share.

(14) Reflects a weighted average purchase price of $37.06491per share, at prices ranging from $37.04 to $37.10 per share.

(15) Reflects a weighted average purchase price of $37.06714 per share, at prices ranging from $37.05 to $37.10 per share.

(16) Reflects a weighted average purchase price of $37.06655per share, at prices ranging from $37.05 to $37.09 per share.

(17) Reflects a weighted average purchase price of $37.11666 per share, at prices ranging from $37.07 to $37.18 per share.

(18) Reflects a weighted average purchase price of $37.08662 per share, at prices ranging from $37.05 to $37.15 per share.

(19) Reflects a weighted average purchase price of $37.11840 per share, at prices ranging from $37.11 to $37.17 per share.

(20) Reflects a weighted average purchase price of $37.13306 per share, at prices ranging from $37.09 to $37.18 per share.

(21) Reflects a weighted average purchase price of $37.09357 per share, at prices ranging from $37.07 to $37.15 per share.

(22) Reflects a weighted average purchase price of $37.10561 per share, at prices ranging from $37.08 to $37.12 per share.

(23) Reflects a weighted average purchase price of $37.13742 per share, at prices ranging from $37.10 to $37.18 per share.

(24) Reflects a weighted average purchase price of $37.15910 per share, at prices ranging from $37.11to $37.18 per share.

(25) Reflects a weighted average purchase price of $37.16948 per share, at prices ranging from $37.13 to $37.18 per share.

EXHIBIT INDEX

Exhibit No.	Description

99.1	Joint Filing Agreement, dated as of August 29, 2024, among the Reporting Persons.
99.2	Power of Attorney, dated as of December 22, 2022 filed by the Reporting Persons on August 29, 2024.